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As filed with the Securities and Exchange Commission on February 5, 2003

Registration No. 005-58777

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

COORSTEK, INC.
(Name of the Issuer)

COORSTEK, INC.
KEYSTONE ACQUISITION CORP.
KEYSTONE HOLDINGS LLC
JOHN K. COORS
WILLIAM K. COORS
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

217020106
(CUSIP Number of Class of Securities)

John K. Coors Manager c/o Keystone Holdings LLC Mail Stop VR 900 Golden, Colorado 80401 (303) 277-3497	Joseph G. Warren, Jr. Chief Financial Officer CoorsTek, Inc. 16000 Table Mountain Parkway Golden, Colorado 80403 (303) 277-4000

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

COPIES TO:

Jennings J. Newcom, Esq. Davis Graham & Stubbs LLP 1550 17th Street, Suite 500 Denver, Colorado 80202 (303) 892-9400	Whitney Holmes Hogan & Hartson L.L.P. One Tabor Center 1200 17th Street, Suite 1500 Denver, Colorado 80202 (303) 899-7300

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A.(§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$226,654,265	$20,852.19

* For purposes of calculation of this fee only, this transaction valuation is based on the aggregate number of securities to which the transaction applies multiplied by the per unit price or other underlying value of the transaction. For purposes of calculating the aggregate number of securities only, this number is based on (i) 8,590,428 shares of CoorsTek common stock outstanding and owned by stockholders other than Keystone Holdings LLC and its affiliates and associates identified on Schedule A to the merger agreement described in the proxy statement referenced below (the "Keystone Parties"); and (ii) outstanding stock options and warrants to purchase an aggregate of 724,665 shares of CoorsTek common stock with a per share exercise price less than $26.00, and a weighted average per share exercise price of approximately $22.95, which will be cashed out in the merger. For purposes of calculating the per unit price, this price is based on the fact that (i) each outstanding share of common stock owned by stockholders other than the Keystone Parties will be converted into the right to receive $26.00 in cash, without interest, and (ii) each outstanding stock option and warrant to purchase shares of CoorsTek common stock with a per share exercise price less than $26.00 will be converted into the right to receive a cash payment equal to (a) the excess of $26.00 over the per share exercise price for the shares of common stock subject to such stock option or warrant, multiplied by (b) the number of shares of common stock underlying each such stock option or warrant.

☒
Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)
Amount Previously Paid: $20,852.19

(2)
Form or Registration No.: Schedule 14A

(3)
Filing Party: CoorsTek, Inc.

(4)
Date Filed: January 6, 2003

Introduction

        This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Amendment") is filed by (i) CoorsTek, Inc., a Delaware corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction ("CoorsTek"), (ii) Keystone Holdings LLC, a Delaware limited liability company ("Keystone Holdings"), (iii) Keystone Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Keystone Holdings ("Keystone Acquisition"), (iv) John K. Coors and (v) William K. Coors (collectively, the "Filing Persons"), and amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as so amended, the "Schedule") filed by the Filing Persons on January 6, 2003 with the Securities and Exchange Commission (the "SEC"). The Schedule relates to the Agreement and Plan of Merger, dated as of December 22, 2002, by and among CoorsTek, Keystone Holdings and Keystone Acquisition (the "Merger Agreement").

        Concurrently with the filing of this Amendment, CoorsTek is filing with the SEC a revised proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of stockholders of CoorsTek at which the stockholders of CoorsTek will consider and vote upon, among other things, a proposal to approve and adopt the Merger Agreement and authorize the merger transaction contemplated thereby. A copy of the Proxy Statement is incorporated by reference herein as Exhibit (a)(3) and a copy of the Merger Agreement has been filed as Appendix A to the Proxy Statement.

        The information contained in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference in answer to Items 1 through 15 of this Amendment. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Proxy Statement.

        The information contained in this Amendment and/or the Proxy Statement concerning (i) CoorsTek was supplied by CoorsTek and no member of the Keystone Group takes responsibility for the accuracy of such information and (ii) the Keystone Group was supplied by Keystone Holdings and CoorsTek takes no responsibility for the accuracy of such information.

Item 16.    Exhibits.

(a)(1)	Preliminary copy of Letter to Stockholders from the CoorsTek Board of Directors (incorporated by reference to Schedule 14A filed with the SEC by CoorsTek on February 5, 2003).
(a)(2)	Preliminary copy of Notice of Special Meeting of Stockholders (incorporated by reference to Schedule 14A filed with the SEC by CoorsTek on February 5, 2003).
(a)(3)	Preliminary Proxy Statement (incorporated by reference to Schedule 14A filed with the SEC by CoorsTek on February 5, 2003).
(a)(4)	Not applicable.
(a)(5)	Press Release issued by CoorsTek dated December 23, 2002 (incorporated by reference to Schedule 14A Information Statement filed pursuant to Rule 14a-12 by CoorsTek on December 23, 2002).
(b)
Letter Agreement dated December 22, 2002 (incorporated by reference to Exhibit 99.3 to Amendment No. 4 to Schedule 13D, filed with the SEC by Keystone Holdings and certain other filing persons on December 24, 2002).

(c)(1)	Financial analysis materials prepared by Banc of America Securities LLC in connection with its presentation to the Evaluation Committee of CoorsTek's Board of Directors on November 23, 2002.*
(c)(2)	Opinion of Banc of America Securities LLC dated November 23, 2002 regarding the inadequacy of the $21 per share tender offer proposed by Keystone Holdings.*
(c)(3)	Financial analysis materials prepared by Banc of America Securities LLC in connection with its presentation to the Evaluation Committee of Board of Directors on December 22, 2002.*
(c)(4)	Opinion of Banc of America Securities LLC dated December 22, 2002 (incorporated by reference to Appendix B to the Proxy Statement filed with the SEC by CoorsTek on February 5, 2003 on Schedule 14A).
(c)(5)	Financial analysis and other materials prepared by McDonald Investments, Inc., dated October 30, 2002 and presented to Keystone Holdings and various Coors trusts on October 30, 2002.*
(c)(6)	Financial analysis and other materials prepared by McDonald Investments, Inc., dated November 8, 2002 and presented to Keystone Holdings and various Coors trusts on November 8, 2002.*
(c)(7)	Financial analysis and other materials prepared by McDonald Investments, Inc., dated December 11, 2002 and presented to Keystone Holdings and various Coors trusts on December 11, 2002.*
(c)(8)	Opinion of McDonald Investments, dated December 22, 2002 (incorporated by reference to Appendix C to the Proxy Statement filed with the SEC by CoorsTek on February 5, 2003 on Schedule 14A).
(d)(1)
Agreement and Plan of Merger dated as of December 22, 2002 by and among Keystone Holdings, Keystone Acquisition and CoorsTek (incorporated by reference to Appendix A to the Proxy Statement filed with the SEC by CoorsTek on February 5, 2003 on Schedule 14A).
(d)(2)	Waiver dated as of January 9, 2003 by and among CoorsTek, Keystone Holdings and Keystone Acquisition.
(f)
Dissenter's rights of appraisal under the Delaware General Corporation Law (incorporated by reference to Appendix D to the Proxy Statement filed with the SEC by CoorsTek on February 5, 2003 on Schedule 14A).
(g)	Not applicable.

*
Filed previously

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COORSTEK, INC., a Delaware corporation
	By:	/s/ JOSEPH G. WARREN, JR.
	Name:	Joseph G. Warren, Jr.
	Title:	Chief Financial Officer
	Date:	February 5, 2003
KEYSTONE ACQUISITION CORP., a Delaware corporation
	By:	/s/ JOHN K. COORS
	Name:	John K. Coors
	Title:	President
	Date:	February 5, 2003
KEYSTONE HOLDINGS LLC, a Delaware limited liability company
	By:	/s/ JOHN K. COORS
	Name:	John K. Coors
	Title:	Manager
	Date:	February 5, 2003
/s/ JOHN K. COORS
Name:	John K. Coors
Date:	February 5, 2003
/s/ WILLIAM K. COORS
Name:	William K. Coors
Date:	February 5, 2003

EXHIBIT INDEX

(a)(1)	Preliminary copy of Letter to Stockholders from the CoorsTek Board of Directors (incorporated by reference to Schedule 14A filed with the SEC by CoorsTek on February 5, 2003).
(a)(2)	Preliminary copy of Notice of Special Meeting of Stockholders (incorporated by reference to Schedule 14A filed with the SEC by CoorsTek on February 5, 2003).
(a)(3)	Preliminary Proxy Statement (incorporated by reference to Schedule 14A filed with the SEC by CoorsTek on February 5, 2003).
(a)(4)	Not applicable.
(a)(5)	Press Release issued by CoorsTek dated December 23, 2002 (incorporated by reference to Schedule 14A Information Statement filed pursuant to Rule 14a-12 by CoorsTek on December 23, 2002).
(b)
Letter Agreement dated December 22, 2002 (incorporated by reference to Exhibit 99.3 to Amendment No. 4 to Schedule 13D, filed with the SEC by Keystone Holdings and certain other filing persons on December 24, 2002).
(c)(1)	Financial analysis materials prepared by Banc of America Securities LLC in connection with its presentation to the Evaluation Committee of CoorsTek's Board of Directors on November 23, 2002.*
(c)(2)	Opinion of Banc of America Securities LLC dated November 23, 2002 regarding the inadequacy of the $21 per share tender offer proposed by Keystone Holdings.*
(c)(3)	Financial analysis materials prepared by Banc of America Securities LLC in connection with its presentation to the Evaluation Committee of Board of Directors on December 22, 2002.*
(c)(4)	Opinion of Banc of America Securities LLC dated December 22, 2002 (incorporated by reference to Appendix B to the Proxy Statement filed with the SEC by CoorsTek on February 5, 2003 on Schedule 14A).
(c)(5)	Financial analysis and other materials prepared by McDonald Investments, Inc., dated October 30, 2002 and presented to Keystone Holdings and various Coors trusts on October 30, 2002.*
(c)(6)	Financial analysis and other materials prepared by McDonald Investments, Inc., dated November 8, 2002 and presented to Keystone Holdings and various Coors trusts on November 8, 2002.*
(c)(7)	Financial analysis and other materials prepared by McDonald Investments, Inc., dated December 11, 2002 and presented to Keystone Holdings and various Coors trusts on December 11, 2002.*
(c)(8)	Opinion of McDonald Investments, dated December 22, 2002 (incorporated by reference to Appendix C to the Proxy Statement filed with the SEC by CoorsTek on February 5, 2003 on Schedule 14A).
(d)(1)
Agreement and Plan of Merger dated as of December 22, 2002 by and among Keystone Holdings, Keystone Acquisition and CoorsTek (incorporated by reference to Appendix A to the Proxy Statement filed with the SEC by CoorsTek on February 5, 2003 on Schedule 14A).
(d)(2)	Waiver dated as of January 9, 2003 by and among CoorsTek, Keystone Holdings and Keystone Acquisition.

(f)
Dissenter's rights of appraisal under the Delaware General Corporation Law (incorporated by reference to Appendix D to the Proxy Statement filed with the SEC by CoorsTek on February 5, 2003 on Schedule 14A).
(g)	Not applicable.

*
Filed previously

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Introduction
  Item 16. Exhibits.
SIGNATURES
EXHIBIT INDEX